                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*




                         Cardiovascular Diagnostics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14160E106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Chiron Diagnostics Corporation, 63 North Street, Medfield, MA 02052
       Attention: Senior Vice President and General Manager Critical Care
                                 (508) 359-3818
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box./ /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

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                                  SCHEDULE 13D

---------------------------                         ---------------------------
---------------------------                         ---------------------------
CUSIP NO. 14160E106                13D               Page   2   of   8   Pages
         -----------------                               -------  -------
---------------------------                         ---------------------------
---------------------------                         ---------------------------


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1           NAMES OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Chiron Diagnostics Corporation

--------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) / /

--------------------------------------------------------------------------------

3
            SEC USE ONLY

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4            SOURCE OF FUNDS                   AF

--------------------------------------------------------------------------------

5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        / /

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6           CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  NUMBER OF       7
                             SOLE VOTING POWER             600,000
   SHARES
                --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER             -0-

  OWNED BY
                --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER        600,000

  REPORTING
                --------------------------------------------------------------
   PERSON        10        SHARED DISPOSITIVE POWER        -0-

    WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            600,000
--------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        / /

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.1%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON      CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 8 pages

     Item 1. Security and Issuer
             -------------------

     This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Cardiovascular Diagnostics, Inc., a North Carolina corporation (the "Issuer"), the principal executive offices of which are located at 5301 Departure Drive, Raleigh, North Carolina 27604.


     Item 2. Identity and Background
             -----------------------

     The Reporting Person is Chiron Diagnostics Corporation, a Delaware Corporation (the "Company"). The Company's principal business and principal office are located at 63 North Street, Medfield, Massachusetts 02052. The Company's principal business is developing, manufacturing and marketing human healthcare products for the diagnosis of disease.

     The names, business addresses and principal occupations of the executive officers and directors of the Company and the names, business addresses and principal occupations of the executive officers and directors of Chiron Corporation, a Delaware Corporation ("Chiron"), which wholly owns the Company and whose principal address is 4560 Horton Street, Emeryville, CA 94608-0000, are included on Schedule A attached hereto and incorporated herein by reference. All of the executive officers and directors are believed to be citizens of the United States.

     The Company believes that, except as may be reported on Schedule A, each of the Company, Chiron and their executive officers and directors has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


     Item 3. Source and Amount of Funds or Other Consideration
             -------------------------------------------------

     The Company purchased 600,000 shares of the Common Stock (the "Shares") from the Issuer in a private placement transaction for an aggregate purchase price of $6,000,000, pursuant to a Common Stock Purchase Agreement dated August 28, 1998 between the Company and the Issuer (the "Stock Purchase Agreement"). The Company borrowed the funds to purchase the Shares from Chiron pursuant to a revolving credit facility that Chiron makes available to the Company.

     Item 4. Purpose of Transaction
             ----------------------


                               Page 3 of 8 pages

     The Company purchased the Shares for investment. Pursuant to the Stock Purchase Agreement, the Issuer is obligated to include in the slate of nominees recommended by the Issuer's Board of Directors or management to shareholders, for election as a director of the Issuer at the Issuer's next meeting of shareholders, one person designated by the Company and reasonably acceptable to the Issuer, in its sole discretion. Except as described in this
Item 4, the Company does not have any plan or proposal relating to, or which would result in, any of the events described in (a) to (j) of the instructions to Item 4.

     Item 5. Interest in Securities of the Issuer
             ------------------------------------

          (a)  Beneficial Ownership by the Company of the Common Stock of the
               Issuer:

                    Aggregate number of shares: 600,000
                    Percentage: 8.1%

                                                    Number of Shares
                                                    ----------------
          (b)  Sole Voting Power:                   600,000
               Shared Voting Power:                       0
               Sole Dispositive Power:              600,000
               Shared Dispositive Power:                  0

          (c), (d)
           and (e)  Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with
             -------------------------------------------------------------
             Respect to Securities of the Issuer
             -----------------------------------

                     None.


     Item 7. Material to be Filed as Exhibits
             --------------------------------

                     None.


                               Page 4 of 8 pages

         Signature
         ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CHIRON DIAGNOSTICS CORPORATION


Date:  September  4, 1998            By:        /s/ Gregory Maloblocki
                                          -------------------------------------
                                                    Gregory Maloblocki
                                             Corporate Counsel and Secretary




                               Page 5 of 8 pages

                                                    SCHEDULE A


CHIRON DIAGNOSTICS CORPORATION

          Directors                        Title                                 Business Address
          ---------                        -----                                 ----------------
Richard W. Barker               President                     333 Coney Street, East Walpole, MA  02081
William G. Green                Senior Vice President;        4560 Horton Street, Emeryville, CA  94608
                                General Counsel;
                                Assistant Secretary

Sean P. Lance                   President, Chief Executive    4560 Horton Street, Emeryville, CA  94608
                                Officer, Chiron Corporation


      Executive Officers                   Title                                 Business Address
      ------------------                   -----                                 ----------------
Richard W. Barker               President                     333 Coney Street, East Walpole, MA  02081

Keith A. Costa                  Executive Vice President      333 Coney Street, East Walpole, MA  02081

Philip Tabbiner                 Senior Vice President;        333 Coney Street, East Walpole, MA  02081
                                President International
                                Group

Tom Finnerty                    Vice President                333 Coney Street, East Walpole, MA  02081

Jennifer Joiner                 Senior Vice President,        333 Coney Street, East Walpole, MA  02081
                                Immunodiagnostics

Robert L. Sullivan              Senior Vice President;        333 Coney Street, East Walpole, MA  02081
                                Treasurer

Mickey Urdea                    Senior Vice President         4560 Horton Street, Emeryville, CA  94608

William C. Goodall              Vice President                63 North Street, Medfield, MA  02052

Christopher M. Gleeson          Senior Vice President         63 North Street, Medfield, MA  02052

Louis Riceberg                  Vice President                333 Coney Street, East Walpole, MA  02081

Gregory Maloblocki              Secretary                     63 North Street, Medfield, MA  02052

William G. Green                Assistant Secretary           4560 Horton Street, Emeryville, CA  94608

Alisa Harbin                    Assistant Secretary           4560 Horton Street, Emeryville, CA  94608

Carolyn Mar                     Assistant Secretary           4560 Horton Street, Emeryville, CA  94608

Carolyn A. Mason                Assistant Secretary           63 North Street, Medfield, MA  02052

Claudia Montante                Assistant Secretary           4560 Horton Street, Emeryville, CA  94608

Arthur S. Morgenstern           Assistant Secretary           63 North Street, Medfield, MA  02052



CHIRON CORPORATION

          Directors                        Title                                 Business Address
          ---------                        -----                                 ----------------
Vaughn D. Bryson                President, Life Science       4560 Horton Street, Emeryville, CA  94608
                                Advisor

Lewis W. Coleman                Senior Managing Director;     4560 Horton Street, Emeryville, CA  94608
                                Co-Director Investment
                                Banking, Montgomery
                                Securities

                               Page 6 of 8 pages


Pierre E. Douaze                Head of Healthcare            4560 Horton Street, Emeryville, CA  94608
                                Division & Pharma Sector

Donald A. Glaser, Ph.D.         Professor of Physics,         4560 Horton Street, Emeryville, CA  94608
                                Molecular Biology &
                                Neurobiology, University of
                                California at Berkeley

Paul L. Herrling, Ph.D.         Head of Research,             4560 Horton Street, Emeryville, CA  94608
                                Novartis Pharma AG

Alex Krauer, Ph.D.              Chairman, Novartis AG         4560 Horton Street, Emeryville, CA  94608

Sean P. Lance                   President, Chief Executive    4560 Horton Street, Emeryville, CA  94608
                                Officer

Edward E. Penhoet, Ph.D.        Vice Chairman                 4560 Horton Street, Emeryville, CA  94608

William J. Rutter, Ph.D.        Chairman                      4560 Horton Street, Emeryville, CA  94608

Jack W. Schuler                 Chairman, Stericycle, Inc.    4560 Horton Street, Emeryville, CA  94608

Pieter J. Strijkert, Ph.D.      Chairman, IntroGene b.v.,     4560 Horton Street, Emeryville, CA  94608
                                Chairman, Pharming b.v.,
                                Chairman, New Drug
                                Research Foundation



      Executive Officers                   Title                                 Business Address
      ------------------                   -----                                 ----------------
William J. Rutter, Ph.D.        Chairman                      4560 Horton Street, Emeryville, CA  94608

Edward E. Penhoet, Ph.D.        Vice Chairman                 4560 Horton Street, Emeryville, CA  94608

Sean P. Lance                   President, Chief Executive    4560 Horton Street, Emeryville, CA  94608
                                Officer

Richard W. Barker, Ph.D.        Senior Vice President         4560 Horton Street, Emeryville, CA  94608

Rajen K. Dalal                  Vice President, Corporate     4560 Horton Street, Emeryville, CA  94608
                                Development

Renato P. Fuchs, Ph.D.          Senior Vice President,        4560 Horton Street, Emeryville, CA  94608
                                Manufacturing & Development
                                Operations

William G. Green, Esq.          Senior Vice President,        4560 Horton Street, Emeryville, CA  94608
                                General Counsel & Secretary

David T. Kingsbury, Ph.D.       Vice President, Chief         4560 Horton Street, Emeryville, CA  94608
                                Information Officer

James L. Knighton               Vice President, Investor      4560 Horton Street, Emeryville, CA  94608
                                Relations

Magnus Lundberg                 Vice President, President     4560 Horton Street, Emeryville, CA  94608
                                Chiron Therapeutics &
                                Chiron Vaccines

Bernadita Mendez, Ph.D.         Vice President, Regulatory    4560 Horton Street, Emeryville, CA  94608
                                & Quality Affairs

Philip K. Moody                 Vice President, Financial     4560 Horton Street, Emeryville, CA  94608
                                Operations

Linda W. Short                  Vice President, Human         4560 Horton Street, Emeryville, CA  94608
                                Resources

James R. Sulat                  Vice President, Chief         4560 Horton Street, Emeryville, CA  94608
                                Financial Officer


                               Page 7 of 8 pages


Pablo D.T. Valenzuela, Ph.D.    Senior Vice President         4560 Horton Street, Emeryville, CA  94608

Lewis T. Williams, MD, Ph.D.    Chief Scientific Officer,     4560 Horton Street, Emeryville, CA  94608
                                Vice President, President
                                Chiron Technologies


                               Page 8 of 8 pages